Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

March 7, 2016

Exhibit 99.1

Investor Presentation March 2016

Use of non-GAAP financial information Diebold has included non-GAAP financial measures in this presentation to supplement Diebold’s consolidated financial statements presented on a GAAP basis. Definitions of these non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included elsewhere in this presentation. Diebold’s management uses constant currency, non-GAAP product, service and total gross margins, non-GAAP operating expense, non-GAAP operating profit, non-GAAP tax rate, non-GAAP net earnings, and non-GAAP diluted earnings per share, and excludes gains, losses or other charges that are considered by Diebold’s management to be outside of Diebold’s core business segment operating results. Net debt and free cash flow are liquidity measures that provide useful information to management about the amount of cash available for investment in Diebold’s businesses, funding strategic acquisitions, repurchasing stock and other purposes. The company calculates constant currency by translating the prior year results at the current year exchange rate. These non-GAAP financial measures may have limitations as analytical tools, and these measures should not be considered in isolation or as a substitute for analysis of Diebold’s results as reported under GAAP. Items such as impairment of goodwill and intangible assets, though not directly affecting Diebold’s cash position, represent the loss in value of goodwill and intangible assets over time. The impairment expense associated with this loss in value is not included in non-GAAP operating profit, non-GAAP net earnings, non-GAAP diluted earnings per share and therefore does not reflect the full economic effect of the loss in value of those goodwill and intangible assets. In addition, items such as restructuring charges and non-routine expenses that are excluded from non-GAAP gross profit, non-GAAP operating expense, non-GAAP operating profit, non-GAAP net earnings, and non-GAAP diluted earnings per share can have a material impact on cash flows and earnings per share. In addition, free cash flow does not represent the total increase or decrease in the cash balance for the period. The non-GAAP financial information that we provide also may differ from the non-GAAP information provided by other companies. We compensate for the limitations on our use of these non-GAAP financial measures by relying primarily on our GAAP financial statements and using non-GAAP financial measures only supplementally. We also provide robust and detailed reconciliations of each non-GAAP financial measure to the most directly comparable GAAP measure, and we encourage investors to review carefully those reconciliations. We believe that providing these non-GAAP financial measures in addition to the related GAAP measures provides investors with greater transparency to the information used by Diebold’s management in its financial and operational decision-making and allows investors to see Diebold’s results “through the eyes” of management. We further believe that providing this information better enables investors to understand Diebold’s operating performance and to evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance.

Forward-looking statements In this presentation, statements that are not reported financial results or other historical information are “forward-looking statements”. Forward-looking statements give current expectations or forecasts of future events and are not guarantees of future performance. These forward-looking statements relate to, among other things, the company’s future operating performance, the company's share of new and existing markets, the company's short- and long-term revenue and earnings growth rates, and the company’s implementation of cost-reduction initiatives and measures to improve pricing, including the optimization of the company’s manufacturing capacity.   The use of the words “will,” “believes,” “anticipates,” “expects,” “intends” and similar expressions is intended to identify forward-looking statements that have been made and may in the future be made by or on behalf of the company. Although the company believes that these forward-looking statements are based upon reasonable assumptions regarding, among other things, the economy, its knowledge of its business, and on key performance indicators that impact the company, these forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The company is not obligated to update forward-looking statements, whether as a result of new information, future events or otherwise.   Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Some of the risks, uncertainties & other factors that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements include, but are not limited to:  the company's ability to successfully consummate the purchase of Wincor-Nixdorf, including obtaining the necessary financing and satisfying closing conditions; the company's ability to realize benefits from the strategic business alliance with Securitas AB; competitive pressures, including pricing pressures and technological developments; changes in the company's relationships with customers, suppliers, distributors and/or partners in its business ventures; changes in political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the worldwide business in each of the company's operations; global economic conditions, including any additional deterioration and disruption in the financial markets, including the bankruptcies, restructurings or consolidations of financial institutions, which could reduce our customer base and/or adversely affect our customers' ability to make capital expenditures, as well as adversely impact the availability and cost of credit; acceptance of the company's product and technology introductions in the marketplace; the company's ability to maintain effective internal controls; changes in the company's intention to further repatriate cash and cash equivalents and short-term investments residing in international tax jurisdictions could negatively impact foreign and domestic taxes; unanticipated litigation, claims or assessments, as well as the outcome/impact of any current/pending litigation, claims or assessments, including but not limited to the company's Brazil tax dispute; variations in consumer demand for financial self-service technologies, products and services; potential security violations to the company's information technology systems; the investment performance of our pension plan assets, which could require us to increase our pension contributions, and significant changes in healthcare costs, including those that may result from government action; the amount and timing of repurchases of the company's common shares, if any; and the company's ability to achieve benefits from its cost-reduction initiatives and other strategic changes. For a complete listing of risks and other factors, please reference the risk factors and forward-looking statements described in the annual report on form 10-K for December 31, 2015.

Important information for investors and shareholders In connection with the proposed business combination transaction with Wincor Nixdorf, Diebold has filed a Registration Statement on Form S-4 with the SEC that includes a prospectus of Diebold to be used in connection with the offer by Diebold to acquire all outstanding Wincor Nixdorf shares.   INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus, an English translation of the offer document and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de. Further you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, by writing to Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, by e-mail to dct.tender‑offers@db.com or by telefax to +49 69 910 38794. European shareholders may contact Georgeson, Inc. with any questions regarding the takeover offer at 00 800 3816 3816 while banks and brokers should call +44 (0) 207 019 7003.   This presentation is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Final terms and further provisions regarding the public offer are disclosed in the offer document and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the offer document and all documents in connection with the public offer as soon as they are published because these documents contain or will contain important information.    No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations, including the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. This presentation may outline certain German withholding tax consequences related to the participation in the offer that may be or may become relevant to holders of shares of Wincor Nixdorf. Any discussion of German tax considerations is of a general nature only and does not constitute a comprehensive or definitive explanation of all possible aspects of German taxation that may be relevant for shareholders of Wincor Nixdorf. Furthermore, this presentation does not address non-German tax considerations that may apply to a shareholder that is a tax resident of a jurisdiction other than Germany. In particular, this presentation does not discuss any tax consequences arising out or in connection with potentially applicable double-taxation treatises that may be or may become relevant to holders of shares of Wincor Nixdorf. To the extent that this presentation refers to German tax law, this presentation is based upon domestic German tax laws in effect as of the date hereof. It is important to note that the legal situation may change, possibly with retroactive effect, and that no assurance can be given regarding the tax treatment of the takeover offer by fiscal authorities and the courts.

Diebold and Wincor Nixdorf

DIEBOLD - Who We Are

Overview

- Leading provider of self-service solutions to financial, commercial and other markets
- Founded in 1859; headquartered in North Canton, Ohio
- 15,000 employees in more than 90 countries
- Revenue of $2.4 billion and non-GAAP operating profit[1] of $135 million during 2015
- Market capitalization of ~$1.7 billion[2]
- Meaningful business relationships with each of the top 10 banks in US
- Highly experienced management team with successful track record of operational and financial performance

Services-led

- ✓ Nearly 60% of revenue from software & services
- ✓ >80% attach rate and 95% renewal rate
- ✓ ~100K ATMs under service contract in North America with ~30% consisting of managed services
- ✓ ~8,500 service professionals

Software-enabled

- ✓ Phoenix is a leader in multi-vendor software

Supported by innovative hardware

- ✓ Greater capacity and reliability from new family of self-service solutions
- ✓ Cardless self-service solutions

Automating the way people connect with their money

Note: 1) GAAP operating profit of $59 million adjusted for restructuring, software impairment, Venezuela divestiture, legal, indemnification and professional fees, acquisition / divestiture fees, Brazil indirect tax and other non-routine income / expenses of $76 million.
2) As of March 1, 2016

5 DIEBOLD

Diebold and Wincor Nixdorf

Overview of combination

DIEBOLD + WINCOR NIXDORF

- Innovative service solutions spanning the complete value chain
- Combines leading innovators to deliver fully integrated software and self-service technology
- Highly complementary geographic presence and customer base
- Strongly positioned to pursue ~$60 billion market including in growth areas of branch automation, omnichannel and mobile
- Experienced management team to lead ~$5.2 billion[1] global company and deliver $160 million of cost synergies by the end of year 3

	"Diebold Nixdorf"
Revenue[1]	**~$5.2 billion**
Geographic mix[1,2]	 • Closely mirrors the total addressable market distribution
Product mix[1]	***Targeting ~65% mix for services & software***

EMEA 44%
Americas 37%
Asia Pacific 19%

Note 1) Based on trailing 12 months revenue for Diebold and Wincor Nixdorf through December 31, 2015. Diebold revenue excludes contribution of North America electronic security business which Diebold divested on February 1, 2016. Wincor Nixdorf financials have been converted from Euros to US$ using an European Central Bank (ECB) reference exchange rate of 1.09 Euros/US$ on March 1, 2016.
2) Wincor Nixdorf's regional revenue split has been adjusted to align more closely with Diebold's regional definitions.

6 DIEBOLD

Key terms of the takeover offer Note: 1) Represents the headline offer value of €52.50 per Wincor Nixdorf share based on the fixed exchange ratio and five-day volume weighted average price of Diebold shares prior to the October 17, 2015 announcement that Diebold and Wincor Nixdorf had signed a non-binding term sheet regarding a potential business combination. 2) As of March 1, 2016. 3) Assumes all outstanding Wincor Nixdorf ordinary shares are tendered in the offer. Excludes additional costs to be incurred. 4) Net debt/EBITDA is defined as long-term debt plus short-term debt minus cash, cash equivalents and short-term investments, divided by earnings before interest, taxes, depreciation and amortization adjusted for restructuring and other non-recurring items for the trailing 12 months. This ratio takes into account the divestiture of Diebold’s North America electronic security business. Consideration Wincor Nixdorf shareholders are offered €38.98 in cash and 0.434 Diebold shares for each share of Wincor Nixdorf1 Total current transaction value of approximately $1.7 billion, inclusive of net debt2 Offer is subject to a minimum acceptance threshold of c. 75 percent of all current voting stock (outstanding shares) Attractive majority cash offer 79% cash / 21% stock consideration2 Total cash consideration of approximately €1,162 million for tendered Wincor Nixdorf shares3 Pro forma leverage of ~4x net debt/EBITDA4 expected at closing Upside opportunity Expected issuance of up to 19.9% of outstanding Diebold shares (up to ~16.6% ownership of new company) Wincor Nixdorf shareholders able to participate in potential upside from cost synergies New shares to be listed on the New York Stock Exchange and Frankfurt Stock Exchange Diebold and Wincor Nixdorf

Committed Financing – satisfies Funds Certain criteria Capital Allocation Priorities Strong financial performance will support deleveraging from ~4x net debt/EBITDA2,3 at closing to consistently below 3x net debt/EBITDA3 by end of year 3 Following the transaction close, combined company intends to pay a dividend of approximately 1/3 of Diebold’s current annual cash dividend per share, subject to market and other conditions Reinvest in innovative software and solutions Note: 1) Takes into account the reduction of underwritten term loan B facility using approximately $291 million from the after tax proceeds of Diebold’s sale of its North America electronic security business. 2) Net debt/EBITDA is defined as long-term debt plus short-term debt minus cash, cash equivalents and short-term investments, divided by earnings before interest, taxes, depreciation and amortization adjusted for restructuring and other non-recurring items for the trailing 12 months. This ratio takes into account the divestiture of Diebold’s North American electronic security business. 3) EBITDA does not include anticipated synergies. Financing Permanent debt financing of up to $2.8 billion to fund transaction, refinance existing debt at both companies and provide liquidity, of which Diebold expects to borrow approximately $2.05 billion in connection with the acquisition close $2.3 billion senior secured term loans and unsecured notes1 $0.5 billion senior secured revolver Expected issuance of up to 19.9% of outstanding Diebold shares Diebold and Wincor Nixdorf

Expected roadmap Develop integration plans 2017 Nov 23, 2015 Announcement of Business Combination Agreement Feb 5, 2016 Initial Offer Acceptance Period Begins; S-4 Declared Effective Close Feb 11, 2016 Wincor Nixdorf Reasoned Statement Supporting the Takeover Offer Note: 1) A statutory additional acceptance period begins pursuant to German law if, by the end of the initial offer acceptance period, all closing conditions (including the minimum acceptance rate) have been satisfied or, where permissible, waived, except for the regulatory approvals condition, which may remain outstanding until November 21, 2016. The expected start of the additional acceptance period is March 30, 2016 and its expected end date is April 12, 2016. Wincor Nixdorf shareholders are requested to tender their shares before March 22, 2016 Deliver $160 million of cost synergies by end of year 3 March 22, 2016 Initial Offer Acceptance Period Ends1 Regulatory Approvals 2016 Diebold and Wincor Nixdorf

Transaction is on track German Offer Document and Form S-4 Registration Statement Publication of German Offer Document on February 5, 2016 (approved by German Financial Supervision Authority BaFin on February 4, 2016) Declaration of effectiveness of Form S-4 Registration Statement by the SEC on February 5, 2016 Certainty on tax treatment Letter from Federal Ministry of Finance to German banking Association on December 18, 2015 removes uncertainty German withholding tax treatment reconfirmed by Clearstream for structurally comparable takeover offers Cash component is not subject to withholding tax deduction in Germany for foreign investors1 Financing Diebold syndicated the Revolving Credit Facility, Term Loan A and Delayed Draw Term Loan A in December 2015 Sale of Diebold’s North America electronic security business Diebold intends to launch the offering of $0.5 billion in senior unsecured notes and syndication of $1.3 billion of Term loan B in late Q1-16 or early Q2-16 Regulatory approvals Early termination of Hart-Scott-Rodino waiting period in United States Antitrust approval process has begun in each of the following countries: Austria, Poland, Portugal, Slovakia, Spain, Brazil, China, Russia and Turkey Antitrust approval review process expected to continue through the spring of 2016 with targeted completion by the end of summer2 Note: 1) For non-German tax resident Wincor Nixdorf shareholders who do not hold their Wincor Nixdorf shares as part of domestic business assets and who have held less than 1 percent of Wincor Nixdorf shares throughout the last five years.  For non-German tax resident Wincor Nixdorf shareholders who have held at least 1 percent of Wincor Nixdorf shares at any time in the last five years, the tax authorities provide that, regardless of the fact that the cash component can be subject to German taxation for such investors, no withholding tax must be deducted and paid. 2) The antitrust approval process in each country is unique, and it is not possible to predict the authorities’ investigations or conclusions. ü ü ü ü ü ü ü ü ü Diebold and Wincor Nixdorf

Leadership Making progress on integration planning Synergies B Restructuring C Developing action plans to accelerate the realization of combination benefit initiatives after close Accountability for cost synergies will be assigned immediately following the close Leadership structure outlined in the business combination agreement Future business model defined by Line of Business (LOB) by Region Wincor Nixdorf increased its savings targets from the company’s previously-announced 7-point restructuring plan Diebold reaffirmed its net savings plan for the Diebold 2.0 transformation ü ü ü ü ü ü CEO Andy Mattes Chief Integration Officer Jürgen Wunram CFO Chris Chapman 3 LOB Leaders General Counsel President Eckard Heidloff Creating the premier self-service company for financial & retail markets A Diebold and Wincor Nixdorf

Diebold and Wincor Nixdorf

Targeting >9% non-GAAP OP margins by end of year 3

	Combination benefit initiatives	Combination costs	+ Existing plans	= End of Year 3 Target
Revenue	• Increase sale of services • Cross sell software	• Dual sourcing ATMs • Dealer rationalization	• Organic growth • Improved mix	
COGS[1] **(~$90 million)**	• Direct materials - scale • Streamlined solutions • Higher direct service utilization • Rationalize coverage overlap	• Restructuring • Contract termination fees • Solutions integration	• Diebold 2.0 net cost savings	**>9% non-GAAP operating profit margin[2]**
Opex[1] **(~$70 million)**	• Integrate corporate & regional resources • Rationalize operational functions • Back-office harmonization	• Restructuring • Facility lease terminations • Back-office overlap	• Wincor 7-point restructuring	

~$160 million of annual cost synergies by end of year 3

Note: 1) Cost of sales (COGS) and operating expenses (Opex).
2) Non-GAAP operating margin is the percentage of GAAP operating profit margin adjusted for restructuring and non-routine items.

12

Diebold and Wincor Nixdorf

Detailed cost synergy plans

Combination benefit initiatives

Revenue	• Increase sale of services • Cross sell software
COGS (~$90 million)	• Direct materials - scale • Streamlined solutions • Higher direct service utilization • Rationalize coverage overlap
Opex (~$70 million)	• Integrate corporate & regional resources • Rationalize operational functions • Back-office harmonization

Cost Synergy Break-down

Product Component	Purchasing	• Consolidate spend base and renegotiate contracts • Standardize components across product lines (e.g., deposit automation, processors)	~40%
	R&D and product management	• Optimize resources across solution sets • Consolidate components and/or products	
	Plant consolidation	• Consolidate assembly within major hubs • Leverage new China joint venture with Inspur Group	
Coverage	COGS (service cost)	• Rationalize service delivery at country level to achieve better density and efficiencies	~30%
Shared services	SG&A	• Rationalize overlapping regional sales management • Frontline salesforce/sales admin maintained • Regional and corporate selling, general & administrative synergies	~30%

~$160 million of annual cost synergies by end of year 3

13

DIEBOLD

Significant value for Wincor Nixdorf shareholders Diebold and Wincor Nixdorf Note:1) Indexed to values on October 16, 2015, the last trading day prior to the October 17, 2015 announcement that Diebold and Wincor had signed a non-binding term sheet regarding a potential business combination. 2) As of March 1, 2016, the implied offer value was calculated based on cash component of €38.98 and stock consideration of 0.434 Diebold shares. Diebold price per share has been converted from US$ to Euros using the ECB reference exchange rate of 1.09x US$/Euro. 3) Average performance of NCR and VeriFone. The 41% difference was calculated as of March 1, 2016. Share price performance since ad-hoc release1 An ~80% cash offer provides downside protection during volatile markets Wincor Nixdorf share price 21% Wincor Nixdorf (11%) Peers3 (5%) S&P 400 1% MDAX Δ 41% 0% (5%) (25%) (15%) (30%) (20%) (10%) 30% 10% 20% 5% 15% 25% €49.21 Implied offer value2 (+26% vs. undisturbed price1) Percent change

Diebold and Wincor Nixdorf

Opportunity to benefit from potential upside

(Per share value)


26% premium to undisturbed price[1]
37% premium to undisturbed price[1]
significant premium to undisturbed price[1]
€38.98
€10.23
€49.21
€4.03
€53.24
Cash component
Current stock consideration[2]
Current implied offer value[2]
Potential upside from 12 month median price target for Diebold[2,3]
Target price value
Combination benefits[4]
Long-term offer value

Note:
1) Wincor Nixdorf undisturbed price is 38.90 Euros on October 16, 2015, the last trading day prior to the October 17, 2015 announcement that Diebold and Wincor had signed a non-binding term sheet regarding a potential business combination.
2) As of March 1, 2016, Diebold price per share has been converted from US$ to Euros using the ECB reference exchange rate of 1.09x US$/Euro as of March 1, 2016. Based on 0.434 exchange ratio of Diebold shares for each Wincor share.
3) Potential upside from 12 month median price target for Diebold is based on a Thomson Reuters FirstCall consensus of $35.71 per share based as of March 1, 2016, the ECB reference exchange rate of 1.09x US$/Euro as of March 1, 2016, and 0.434 exchange ratio of Diebold shares for each share of Wincor.
4) Combination benefits include cost synergies of $160 million by the end of year 3.

15

Offer represents a premium multiple to Wincor Nixdorf’s historical trading levels 0, 125, 195 233, 98, 92 129, 190, 97 129, 190, 97 239, 170, 44 75, 172, 198 166, 166, 166 191, 191, 191 0, 125, 195 233, 98, 92 129, 190, 97 129, 190, 97 239, 170, 44 75, 172, 198 0, 125, 195 233, 98, 92 129, 190, 97 128, 100, 162 239, 170, 44 75, 172, 198 166, 166, 166 191, 191, 191 0, 125, 195 Blue text Diebold and Wincor Nixdorf Note Source: Factset, company filings. 1) Data is shown prior to October 16, 2015, which is the last trading day prior to the October 17, 2015 announcement that Diebold and Wincor had signed a non-binding term sheet regarding a potential business combination. 2) Transaction value calculated based on implied offer value of €49.21. Wincor Nixdorf financials are as of September 30, 2015, which include debt and minority interest of €181 million, cash of €38 million, and Wincor Nixdorf’s diluted share count of 30 million. Wincor’s LTM EBITDA through September 30, 2015 was €156 million. The implied offer value was calculated based on the cash component of €38.98, and as of March 1, 2016, stock consideration value and an exchange ratio of 0.434 Diebold shares, and the ECB reference exchange rate of 1.09x US$/Euro. . Offer multiple2 is 10.3X Wincor Nixdorf 5-year average multiple1 is 7.3X Enterprise Value / LTM EBITDA1

Self-service industry Increased competition from Asian hardware suppliers Value chain convergence New payment players vying to develop industry standards Larger players are better positioned to innovate and compete Self-service industry must transform and respond to changing consumer demands increased competition greater regulation & compliance costs Industry challenges are more pronounced in developed markets Technology investments are required to innovate and reduce operating costs A multi-vendor approach is required for services and software Increasing demand for managed services, branch automation, mobile and omnichannel solutions Flexible approach needed for digital payments Highly competitive marketplace Dynamic market changes Financial institutions and retailers are seeking a strategic partner to provide innovative and transformative solutions Diebold and Wincor Nixdorf

Diebold and Wincor Nixdorf

Combined company will be better positioned to provide full spectrum of addressable market opportunities

$60 billion addressable market opportunity for Diebold Nixdorf

Branch Transformation (~$30 billion TAM)[1]

Market	Size ($bn)
Self-service value-added services	$12
Branch Transformation	4
HW & SW, Break-fix Services	7
Cash-in Transit, Behind the Counter	7
Total	**$30**

Players

NCR, G4S, Nautilus Hyosung, Loomis, Glory, Brinks, Cummins Allison

Payment (~$15 billion TAM)[1]

Market	Size ($bn)
Aevi	$10
Omnichannel	5
Total	**$15**

Players

NCR, Samsung, IBM, SAP, Alibaba Group, fiserv., jack henry & Associates Inc., PayPal, Infosys, Apple

Retail Automation (~$15 billion TAM)[1]

Market	Size ($bn)
HW & SW Peripherals	$8
HW & SW Maintenance	6
Back-end Cash Management	1
Total	**$15**

Players

NCR, micros, Fujitsu, FEC, Glory, Toshiba Leading Innovation, hp, Cummins Allison

Growth opportunities are primarily in developed countries

Note Source: 2015 data provided by Retail Banking Research, Bain, IHL Data and Diebold internal analysis.
1) Total addressable market.

18

DIEBOLD

More resources for innovative R&D Combined installed base of nearly 1 million ATMs worldwide Diebold’s strength in North America combined with Wincor Nixdorf’s strength in Europe Better aligned with addressable market Scale benefits Expecting $160 million of annual cost synergies by end of year 3 Broader addressable market of $60 billion ~$3 billion of services & software revenue1 Enhanced services portfolio spanning more markets Packaged & custom offerings backed by strong professional services organization Phoenix multi-vendor software capabilities Combined company is creating a runway for growth Note:1) Pro forma for combined company for the twelve months ending December 31, 2015. Omnichannel software innovation Innovation accelerates through significant scale Global footprint Opportunity for stronger returns on capital Strength in services + Diebold and Wincor Nixdorf

Diebold 2.0 Transformation

Diebold 2.0 Transformation – Walk Phase Objectives Diebold 2.0 Transformation Transitioned to the Walk phase in 2015 Objectives – Walk Phase Greater emphasis on improving revenue mix and top line growth in services and software Grow managed, multi-vendor and professional services Leverage Phoenix to grow software business Increase IP, invest in R&D and services and collaborate with customers Shape business portfolio Pending Wincor Nixdorf combination China joint venture with Inspur North America electronic security divestiture CRAWL WALK 2014 2016 2017+ 2015 RUN Pillars GROWTH COST CASH TALENT

Cost Structure Improvements – Cost Reduction Target of $200M through 2017 1 Realized $75 million in net cost savings from January 2013 – December 2015. 2013 2014 2015 $30M $25M $20M 2016 $15M 2017 $10M Net Savings1 Progression – 50% of Total Cost Savings Total: $100M ü ü Cost Savings Program Cost Savings $200M Investments ($100M) Net Savings $100M Diebold 2.0 Transformation ü

Services-led, Software-enabled, Supported by Innovative Hardware Transformation initiatives improving mix of revenue and higher gross margins Diebold 2.0 Transformation Note: Revenue mix excludes North America electronic security business 1 Excludes Brazil other from hardware revenue 2 Represents non-GAAP financial metric % % 43 2014 Services & Software Product1 Mid-term Service Gross Margin 27.0% 28.1% 32.1% 33.3% ~35% Product Gross Margin 23.1% 18.6% 20.2% 18.7% ~20% Total Gross Margin 25.1% 23.8% 26.4% 27.1% Total Diebold Non-GAAP Margin Performance2 Mid-term 65 2015

Financial Self-Service

Financial Self-Service

Leading Global Service Capabilities

Signed services deals with more than $350 million in total contract value during 2015

Strong Foundation

Cover entire service value chain

Consult → Design → Build → Run

1. With **~8,500 service professionals** Diebold has the strongest global service organization
2. **IT investments** in field service apps and infrastructure as part of Diebold 2.0
3. >80% service **attach rate** with ~95% **renewal rate**
4. **Line of sight on ~2/3** of revenue at start of fiscal year
5. More than ~**13,000 competitive units** under service contract in North America

Opportunities

Value Added Services

Managed services and outsourcing

Professional services around branch automation

Multi-vendor service

Break Fix Maintenance

Capitalizing on market fragmentation

25

DIEBOLD

Source: 2015 RBR report and Diebold internal estimates. Largest Bank ATM fleet in North America Financial Self-Service Managed Services - Outsourcing Largest Bank ATM Networks Diebold Managed ATMs Diebold Bank of America JP Morgan Chase Wells Fargo PNC US Bank 5,000+ 8,600+ 12,500+ 15,500+ 16,000+ 28,000+

Software is Accelerating the Retail Banking Evolution Financial Self-Service Lower cost Increased Functionality Customer Pain Points Operational cost, complex footprint Move manual transactions to lower cost self-service Optimize channel usage for cost and service: terminal, mobile, online, teller Single User experience and view across channels Revenue growth < 2005 > 2005 > 2012 > 2014 > 2016 ATM ATM MV Branch Transformation Branch Automation Digital + Analytics Monolithic ATM Application Multi Vendor ATM Application Transaction Migration Multi Channel Omni Channel

Transforming our Software Platform with the Acquisition of Phoenix Interactive Design Financial Self-Service Best-in-class, multi-vendor, advanced function software with global scale SHARED VISION about channel transformation and redefining the banking experience PROVEN SOFTWARE SOLUTIONS to optimize and differentiate the consumer experience OMNI-CHANNEL that automates and orchestrates interactions with consumers and their money INDUSTRY CREDIBILITY with tier one accounts utilizing its leading-edge fit client, multi-vendor and stateless software solution ENTREPRENURIAL CULTURE that is agile and quickly addresses market needs CUSTOMER RELATIONSHIPS demanding increased functionality through their existing channels GLOBAL PRESENCE AND OPERATIONS to support the expansion of Phoenix’s offering across all geographies LONG-STANDING HARDWARE EXCELLENCE and experience in both self-service and branch channels PROVEN SERVICE CAPABILITIES in both physical and digital channels with a global footprint to deliver services around the world INDUSTRY LEADING SECURITY expertise in mitigating fraud, logical and physical threats

Innovation Delivered - The Consumer Banking Experience of the Future Financial Self-Service Derived from the Responsive Banking Concept and unveiled at Money 20/20 Dual-Sided, Self-Service Janus Concept Screen-less, Self-Service Irving Concept Collaborative innovation with Citigroup to pilot iris-scanning ATM concept Dispenses cash with mobile app - no card required Greater simplicity and cost efficiency No card reader No PIN pad No physical screen Leverages consumer-recognition technology Near field communication (NFC) Iris-scanning biometric technology Quick response (QR) codes Mobile-enabled access through NFC or QR code technology Capable of serving two consumers at the same time Offers advanced functionality with tablet touch screen Multiple check imaging ID scanning Document signing Video teller access

Financial Self-Service

Branch Automation Rationale – As Presented by a Top U.S. Bank

% of ATM enabled consumer transactions



90%
50%
Current
+2016

Cost per deposit by channel



$0.75
$0.50
$0.25
$0.00
$0.65
$0.08
$0.03
Teller
ATM
Remote Capture (mobile & online)

Transaction migration to ATMs and remote capture

Consumer Banking household transactions by channel in 2014



100%
75%
50%
25%
0%
10%
90%
1%
37%
62%
10%
48%
42%
2007
2010
2014
Teller
ATM
Remote Capture

Annual teller transactions (mm)[1]



~(100)
2012
2015

Transactional Staff (K)[2]



~(12)
2012
2015

Began rolling out next generation ATMs and new software to enhance functionality

1. Increasing ATM capacity in high volume branches
2. Increasing withdrawal limits
3. Higher funds availability through integration of cash recyclers

% of Consumer Banking customers using each channel 4Q15



Mobile
79%
38%
Online
53%
47%
ATM
80%
63%
Branch
56%
68%
Millenials (18-35)
Non-Millenials (36+)

Source: JPMorgan Chase & Co. Corporate Investor Days on April 14, 2015 and February 23, 2016, internal corporate assumptions
1) Teller transactions include all open households that transact in the branch for that respective year; 2) Transactional staff includes tellers, sales and service associates and assistant branch managers

30

Financial Self-Service

North America Overview

Demand Drivers:
- Branch automation
- Multi-vendor software
- Managed services and multi-vendor services
- Strong national account activity
- Regional banks evaluating next steps following the deployment of Windows 7
- Upgrading with Diebold Series ATMs

2015 Order Activity:
- Total orders relatively flat in constant currency
  - Strength in national account activity

Customer Wins:
- Signed branch transformation contract with a top 3 bank in U.S.
- Booked first Phoenix software wins in the regional bank space
- Product order backlog growth of 7%



Market Overview[1]:
- ~500K ATMs in market
- ATM installed base grew 0.5% year-over-year in 2014
- Opportunity to upgrade to higher functioning terminals that:
  - Automate transactions
  - Improve cost efficiency

2015 Financial Metrics:
- Total revenue of $1.1 billion, up 0.9% in constant currency YoY
  - FSS up low single digits YoY
  - Security down 1% YoY
- Represents 45% of total revenue
- Non-GAAP segment operating profit margin of 22.9%

Note: Total orders include both product order entry and service revenue in constant currency.
1) Based on Retail Banking Research 2015 report – Global ATM Market and Forecasts to 2020

31

DIEBOLD

Financial Self-Service

Asia Pacific Overview

Demand Drivers:
- New China joint venture with Inspur
- New ATMs being added to the market
  - Financial inclusion initiatives
- Cash recycler technology
- Growth in services and software



Market Overview[1]:
- ~1.4 million ATMs in market
- ATM installed base grew 13% year-over-year in 2014
- Installed base projected to grow at a high-single digit CAGR through 2020

2015 Order Activity:
- FSS orders impacted by China "buy local' policy for FSS terminals
- Partially offset by growth in services

Customer Wins:
- Partnered with the largest bank in Singapore to help drive financial inclusion
- Signed a significant multi-vendor software project in Australia

2015 Financial Metrics:
- Total revenue of $440 million, down 8.6% in constant currency YoY
  - Primarily to weak China product revenue
  - Represents 18% of total revenue
- Non-GAAP segment operating profit margin of 14.4%

Note: Total orders include both product order entry and service revenue in constant currency.
1) Based on Retail Banking Research 2015 report – Global ATM Market and Forecasts to 2020

32

EMEA Overview Note: Total orders include both product order entry and service revenue in constant currency. 1) Based on Retail Banking Research 2015 report – Global ATM Market and Forecasts to 2020 2015 Financial Metrics: Total revenue of $393 million, up 10.9% in constant currency YoY - Strength in both services and products - Represents 16% of total revenue Non-GAAP segment operating profit margin of 14.1% 2015 Order Activity: - Total orders up double digits in constant currency - Broad-based growth across the region Customer Wins: Signed a product and services agreement with Barclays Expanded our relationship with Unicredit Contract win at Capitec Bank for cash dispensers, recycling units and related maintenance services Market Overview1: ~800k ATMs in market ATM installed base grew 2% year-over-year in 2014 Middle East and Africa installed base grew 9% Diebold’s fastest growing region - continue to win share with targeted account strategy Investing in the Middle East and Africa Demand Drivers: Targeted account strategy Managed services opportunities Refresh cycle on aging fleet in Europe Branch automation adoption Diebold Series product platform Growth in Middle East & Africa Financial Self-Service

Financial Self-Service

Latin America Overview

Demand Drivers:
- New ATMs being added to the market
  - Financial inclusion initiatives
- Strong activity in Mexico – adopting higher functioning software and technology
- Slowdown in Brazil due to political and economic uncertainty
- Brazil Other business highly cyclical



Market Overview[1]:
- ~290k ATMs in market
- ATM installed base grew 1% year-over-year in 2014
  - Brazil relatively flat
- Exposure in Brazil primarily to government-owned banks
- Installed base in Mexico expected to grow 3% annually over the next several years

2015 Order Activity:
- Total FSS orders up 10% in constant currency
- Particular strength in Mexico

Customer Wins:
- Received product and service order from Banco Davivienda for Diebold Series ATMs
- Achieved a five-year managed services contract with a major multi-national bank in Mexico
- Outside FSS, signed a voting machine order in Brazil

2015 Financial Metrics:
- Total revenue of $492 million, down 15.9% in constant currency YoY
  - FSS up double digits YoY
  - Brazil other down $207 million as reported, or $145 million in constant currency YoY
- Represents 21% of total revenue
- Non-GAAP segment operating profit margin of 7.6%

Note: Total orders include both product order entry and service revenue in constant currency.
1) Based on Retail Banking Research 2015 report – Global ATM Market and Forecasts to 2020

34

Financial Self-Service Diebold Forms Joint Ventures with Inspur Group Inspur Group $8 billion Chinese multinational IT provider with more than 70 years in business.  Specializes in IT hardware and software, and is a leading self-service kiosk manufacturer for major financial institutions in China.  Both JV agreements are anticipated to be finalized in mid-2016, subject to regulatory approval. Product Joint Venture Offers a complete range of self-service terminals within the China market. Inspur holds a majority 51% stake in the new JV. Diebold will serve as the exclusive distributor outside of China for all products developed by JV. 49% of profit/loss will be recorded below the operating profit line in the statement of operations. Services Joint Venture Inspur will acquire a minority share of Diebold’s current China JV. Focus on installation, maintenance, professional and managed services relating to self-service solutions. Revenue and expense will be consolidated on Diebold’s income statement.

Financial Self-Service

Physical Currency is an Integral and Growing Enabler of Global Commerce

Consumers use cash in 85% of all transactions


100%
75%
50%
25%
0%
15%
85%
Volume
Cash
All Other

Cash will continue to grow through 2020 at 3% CAGR

Younger generation has higher cash usage


Age (years)
18 - 24
40%
25 - 34
31%
35 - 44
31%
45 - 54
32%
55 - 64
25%
65 & Older
25%
0%
25%
50%

Notes in circulation has increased significantly


CAGR
Billions
Euro
US Dollar
9
24
19
38
~8%
~4%
2003
2015

Over half the global population is without a bank account, yet three-quarters have a mobile phone


Unbanked
Banked
56%
44%
17%
83%
64%
36%
Global
High Income Countries
Developing Countries

Source: Federal Reserve of San Francisco Study, "Cash Continues to Play a Key Role in Consumer Spending" , April 2014; MasterCard Advisors; The World Bank; The Mercator Group

36

Financial Self-Service ATMs Bridge the Physical and Digital Worlds of Cash Projected Growth in Global ATM Installed Base and Volume of Cash Withdrawals Source: Retail Banking Research 2015 report – Global ATM Market and Forecasts to 2020 Note: Developed markets include North America and Western Europe, emerging markets include Latin America, Middle East, Africa, Central Europe, Eastern Europe and Asia Pacific 7-Year CAGR global installed base up 5.5% Projected 7-Year CAGR Global installed base up 5.5% - Developed markets up ~1% Emerging markets up ~7% Volume of cash withdrawals up 5.8%

Security

Security Diebold Physical Security Overview - Drive up and barrier solutions for bank branches Services comprise over 75% of total physical security revenue Drive-Up Barrier Solutions Teller Stations Drive-Up After-hour depositories Transaction drawers Vision window Pneumatic tubes Teller Stations Safes and lockers Fire resistive solutions Vaults Barrier Solutions Security vestibule Locksmith Transforming into a national service provider of physical security solutions

Security Diebold Completes Sale of North America Electronic Security Business to Securitas AB Divestiture accelerates Diebold's transformation, enhancing focus on opportunities in dynamic self-service industry Securitas agreed to acquire the business for a purchase price of approximately $350 million, 10 percent of which is contingent on the successful transfer of certain customer relationships to Securitas. Management expects full payment of $35 million in the first quarter now that all contingencies have been achieved Signed a strategic business alliance Securitas to serve as Diebold's preferred electronic security provider in North America, combining expertise and facilitating a smooth transition for Diebold customers Diebold will serve as Securitas’ preferred provider of ATM-related solutions and services Net proceeds from sale will support funding of the pending Wincor Nixdorf business combination

2015 Financial Recap

Full Year 2015 Key Takeaways 2015 Financial Recap Re-shaping the Portfolio Launched Next Gen – most modern family of self-service solutions Established leadership in multi vendor software with Phoenix Divested North America electronic security business to Securitas AB Formed new joint venture for China market with Inspur Business combination agreement with Wincor Nixdorf Responding to Difficult Market Conditions in Brazil and China Financial Results (non-GAAP) Increased our mix of high value services and software Increased services revenue 4% in constant currency and service gross margin by 120 bps Free cash flow performance was disappointing Committed to recovering in 2016

2015 Financial Results (non-GAAP) Revenue down 3% in constant currency, excluding Brazil other total revenue increased 3% Financial self-service +4% (service revenue +4%, product revenue +3%) Security down 4% (physical security down 3%) Brazil other decreased approximately $207 million, or $145 million in constant currency Total gross margin up 70 basis points to 27.1% Service gross margin up 120 basis points to 33.3% Product gross margin down 150 basis points to 18.7% Operating expense down $34 million year-over-year as a result of cost actions, foreign currency and lower level of reinvestment Non-GAAP EPS including discontinued operations of $1.83 Year-over-year comparisons 2015 Financial Recap

* See reconciliation of GAAP to non-GAAP measures at the end of this presentation Free Cash Flow (Use): 4Q free cash flow of $145 million 2015 free cash flow (use) of ($18) million Experienced transition challenges with ERP roll out that impacted the issuance of service invoices and cash collections Increased service inventory faster than anticipated to support multivendor service business Change in customer behavior from historical norms that resulted in lower prepay activity in China and North America Free Cash Flow* (includes discontinued operations) 2014 vs. 2015 ($ Millions) 2015 Financial Recap

2016 Outlook* 2015 Financial Recap 2016 Outlook Revenue Total revenue (as reported) Relatively flat Total revenue (in constant currency) 2% to 4% FSS 2% to 4% Security Flat Brazil other ~$45M Earnings per share 2016 EPS (GAAP) $1.15 – $1.35 Restructuring charges & non-routine expense $0.40 - $0.35 2016 EPS (non-GAAP) $1.55 - $1.70 Tax rate Non-GAAP effective tax rate ~28% Free cash flow Total free cash flow ~$150M * Outlook provided on 2/11/16 in conjunction with 4Q15 earnings release and conference call

Note: 1) The company's 2016 outlook excludes the recently divested North America electronic security business, assumes the successful completion of the planned China joint venture and does not include any effect from the pending business combination with Wincor Nixdorf. 2) As of February 11, 2016, the company expects full-year 2016 revenue to be relatively flat on an as-reported basis, or up 2% to 4% in constant currency, with earnings per share of approximately $1.55 to $1.70 on a non-GAAP basis. The company expects a non-GAAP effective tax rate of approximately 28% for the full year. Restructuring charges and non-routine expense include M&A and legal fees. NA and LA AP EMEA Non-GAAP EPS Bridge – 2015 to 2016 2015 Financial Recap

Appendix

GAAP to non-GAAP Reconciliation – Diluted EPS Note: The sums of the quarterly figures may not equal annual figures due to rounding or differences in the weighted-average number of shares outstanding during the respective periods. Appendix 4Q14 4Q15 2014 2015 Diluted EPS (GAAP) $0.42 $0.46 $1.61 $0.88 Restructuring charges 0.05 0.04 0.12 0.24 Non-routine (income)/expense: Software impairment -- -- -- 0.09 Venezuela divestiture -- (0.01) -- 0.07 Venezuela devaluation -- -- -- 0.07 Legal, indemnification and professional fees 0.03 0.04 0.09 0.14 Gain on sale of Eras -- -- (0.19) -- Acquisition/divestiture fees -- 0.18 -- 0.21 Acquisition related hedging (income)/expense -- (0.11) -- (0.11) Brazil indirect tax (0.06) (0.01) (0.06) -- Other (inclusive of allocation of discrete tax items) -- 0.11 0.01 -- Total non-routine (income)/expense (0.03) 0.20 (0.15) 0.47 Total adjusted EPS (non-GAAP ) - Continuing $0.44 $0.70 $1.58 $1.59 Tax rate (non-GAAP) 32.0% (2.1%) 32.6% 11.5% Diluted EPS (non-GAAP ) – Discontinued Operations 0.04 0.04 0.15 0.24 Diluted EPS (non-GAAP ) – Including Discontinued Operations $0.48 $0.74 $1.73 $1.83 Tax rate (non-GAAP) – Including Discontinued Operations 32.4% 3.2% 33.2% 16.2%

Appendix

Unaudited Historical GAAP Quarterly Financial Information

Presents North America electronic security as discontinued operations ($ millions)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2015	2014	2015	2014	2015	2014	2015	2014
Services	$ 341.6	$ 334.4	$ 352.9	$ 359.5	$ 346.4	$ 364.7	$ 353.4	$ 374.2
Products	233.2	279.8	291.6	294.9	243.2	322.9	257.0	404.4
Net sales	574.8	614.2	644.5	654.4	589.6	687.6	610.4	778.6
Services	229.9	235.1	234.2	241.4	235.2	245.8	233.5	252.5
Products	185.6	228.8	239.5	239.0	204.1	253.9	205.3	312.1
Cost of sales	415.5	463.9	473.7	480.4	439.3	499.7	438.8	564.6
Gross profit	159.3	150.3	170.8	174.0	150.3	187.9	171.6	214.0
Total operating expenses	162.3	131.2	146.8	120.8	137.9	144.5	146.4	164.7
(Loss) income from continuing operations	(10.2)	2.0	19.7	40.9	18.3	33.1	31.7	31.3
Income from discontinued operations, net of tax	4.5	2.9	4.3	2.2	4.5	1.8	2.6	2.8
Net (loss) income	(5.7)	4.9	24.0	43.1	22.8	34.9	34.3	34.1
Net (loss) income attributable to noncontrolling interests	(2.9)	(4.9)	1.8	1.5	1.1	1.9	1.7	4.1
Net (loss) income attributable to Diebold, Incorporated	$ (2.8)	$ 9.8	$ 22.2	$ 41.6	$ 21.7	$ 33.0	$ 32.6	$ 30.0

Note: Financials assume 39% tax rate that can be used to calculate income before tax.

49

Reconciliation GAAP to non-GAAP ($ Millions) Q4 2015 Profit & Loss Statement Appendix

Reconciliation GAAP to non-GAAP ($ Millions) Q4 2014 Profit & Loss Statement Appendix

Reconciliation GAAP to non-GAAP ($ Millions) Q4 2015 Product & Service Gross Profit Appendix

Reconciliation GAAP to non-GAAP ($ Millions) Q4 2014 Product & Service Gross Profit Appendix

Reconciliation GAAP to non-GAAP ($ Millions) 2015 Profit & Loss Statement Appendix

Reconciliation GAAP to non-GAAP ($ Millions) 2014 Profit & Loss Statement Appendix

Reconciliation GAAP to non-GAAP ($ Millions) 2015 and 2014 Product & Service Gross Profit Appendix

Reconciliation GAAP to non-GAAP ($ Millions) 2013 and 2012 Product & Service Gross Profit Appendix

($ Millions) Free Cash Flow Reconciliation (includes discontinued operations) Appendix 4Q14 4Q15 2014 2015 2016 Outlook Net cash provided by (used in) operating activities $297.6 $156.8 $186.9 $36.7 ~$190 Capital expenditures ($27.9) ($11.9) ($61.5) ($54.8) ~($40) Free cash flow (use) (non-GAAP measure) $269.7 $144.9 $125.4 ($18.1) ~$150

Steve Virostek Vice President, Investor Relations Phone: +1 330-490-6319 E-mail: stephen.virostek@diebold.com Chris Sikora Manager, Investor Relations Phone: +1 330-490-6870 E-mail: christopher.sikora@diebold.com Investor Relations Contact Information Appendix

Exhibit 99.2

Diebold – Social Media Communications, LinkedIn

The following communication was made available by a post on LinkedIn:

The collective capabilities and established global market presence of Diebold and Wincor Nixdorf will offer a broader range of services and solutions across our global customer base. Growth in both the software and services segments is expected to be accelerated by the combined, expanded installed base of nearly one million automated teller machines (ATMs) worldwide. The combined company’s strong service presence will also benefit Wincor Nixdorf’s retail business. http://dbdinc.co/1HhohL6

Important information: http://dbdinc.co/21cfGQa

[Link to: https://www.linkedin.com/company/diebold]

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the offer. In addition, on February 4, 2016, the German Federal Financial Supervsiory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin“) approved the publication of the German offer document in connection with the offer. Diebold has published the German offer document on February 5, 2016.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor

Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the prospectus that is attached as Annex 4 to the German offer document and has been filed with the SEC. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.